UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
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| 8-67346 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W G Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1764 Litchfield Turnpike, Suite 250

(No. and Street)

| | | |
|---|---|---|
| Woodbridge | CT | 06525 |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| | | |
|---|---|---|
| Scott Stewart | 929-946-5239 | scott.stewart@acaglobal.com |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Byrne & Company

(Name – if individual, state last, first, and middle name)

| | | | |
|---|---|---|---|
| 510 Jasmine Ave | Corona Del Mar | CA | 92625 |
| (Address) | (City) | (State) | (Zip Code) |

| | |
|---|---|
| 08/19/2025 | 7329 |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Scott Stewart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W G Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Scott Stewart

Title: FINOP

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# W.G. SECURITIES, LLC

# FINANCIAL STATEMENTS AND

# SUPPLEMENTAL SCHEDULES

# FOR THE YEAR ENDED

# JUNE 30, 2026

**W.G. SECURITIES, LLC**

**JUNE 30, 2026**

**CONTENTS**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of W.G. Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of W.G. Securities, LLC as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Securities, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of W.G. Securities, LLC's management. Our responsibility is to express an opinion on W.G. Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Computation and Information Related to Possession or Control Requirements (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of W.G. Securities, LLC's financial statements. The supplemental information is the responsibility of W.G. Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Byrne & Company*

We have served as W.G. Securities, LLC's auditor since 2026.

Corona Del Mar, California

August 18, 2026

**W.G. SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2026**

**ASSETS**

| | |
|---|---|
| Cash | $ 5,901,158 |
| Prepaid expenses | 14,559 |
| Total Assets | $ 5,915,717 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 65,000 |
| Unearned revenue | 80,000 |
| Due to related party | 68,920 |
| Total Liabilities | 213,920 |
| | |
| Member's Equity: | |
| Member's capital | 5,701,797 |
| Total Liabilities and Member's Equity | $ 5,915,717 |

The accompanying notes are an integral part of these financial statements.

**W.G. SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED JUNE 30, 2026**

| | |
|---|---|
| Revenues: | |
| Success Fees | $ 5,510,554 |
| Retainer Fees | 180,000 |
| | 5,690,554 |
| Expenses: | |
| Referral fees | 341,995 |
| Professional services | 198,672 |
| Compliance expenses | 102,597 |
| Office and occupancy expenses | 5,751 |
| Administrative overhead | 72,040 |
| | 721,055 |
| Net income | $ 4,969,499 |

The accompanying notes are an integral part of these financial statements.

**W.G. SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED JUNE 30, 2026**

| | |
|---|---|
| Balance at July 1, 2025 | $ 732,298 |
| Net income | 4,969,499 |
| Balance at June 30, 2026 | $ 5,701,797 |

The accompanying notes are an integral part of these financial statements.

# W.G. SECURITIES, LLC
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED JUNE 30, 2026

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 4,969,499 |
| Adjustments to reconcile net income to net cash flow from operating activities: | | |
| (Increase) Decrease in operating assets: | | |
| Due from related party | | 32,490 |
| Prepaid expenses | | (11,693) |
| Increase (Decrease) in operating liabilities: | | |
| Accrued expenses | | 65,000 |
| Due to related party | | 68,920 |
| Net cash from operating activities | | 5,124,216 |
| Increase in cash | | 5,124,216 |
| Cash at beginning of the period | | 776,942 |
| Cash at end of the period | $ | 5,901,158 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Interest | $ | 0 |
| Income taxes | $ | 0 |

The accompanying notes are an integral part of these financial statements.

## W.G. SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENTS
## JUNE 30, 2026

### NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations:**

W.G. Securities, LLC (“the Company”) is a wholly owned subsidiary of Woodbridge International, LLC (“the Parent”). The Company is a U.S Securities and Exchange Commission (“SEC”) registered Capital Acquisition Broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company is registered with the SEC, and operates per the FINRA membership in reliance on footnote 74 to SEC Release 34-70073, for the year ending June 30, 2026. The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The primary purpose of the Company is to provide merger and acquisition services for its clients. On August 30, 2024, the Company and the Parent were acquired by Mariner Wealth Advisors, LLC.

**Use of Estimates in Preparation of Financial Statements:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

**Cash and Cash Equivalents:**

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original maturities or remaining maturities upon acquisition of 90 days or less to be cash equivalents.

**Accounts Receivable:**

The Company’s accounts receivable are balances due from customers for services rendered. Accounts receivable are generally due upon receipt. The Company continuously monitors the creditworthiness of clients and, if applicable, records an estimate for potential credit losses for any balances that are deemed to be uncollectible. As of June 30, 2026, there was no credit loss estimate recorded in the financial statements.

**Income Taxes:**

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

## NOTE 2 - CONCENTRATIONS OF CREDIT RISK

As of June 30, 2026, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

## NOTE 3 - REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

Revenues from contracts with customers is recognized following a five-step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contracts, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues from contracts with customers includes success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company typically enters into contracts with customers calling for a retainer and a success fee. Success fee revenue is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). Success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Revenue from retainer fees are earned in the early stage of private placement engagements to cover the Company's overhead. These fees are non refundable, and are earned whether or not a success fee is ever achieved. The performance obligation related to retainers are considered separate and distinct from those related to success fees, and are therefore recorded as those retainer performance obligations are met.

The Company had no contract liabilities at June 30, 2026.

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also, provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the Company had net capital of $5,687,238 which was $5,672,977 in excess of its required net capital of $14,261. The Company's net capital ratio was .04 to 1.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different from if the companies were autonomous.

The Company has a management service agreement with its parent, Woodbridge International, LLC. Under the agreement, the Company incurred charges for management services including administrative, facility and preparation fees. Costs are allocated monthly based on actual expenses incurred as well as a general allocation of overhead and are included in multiple accounts on the income statement including professional services, compliance expenses, office and occupancy expenses, and administrative overhead. As of June 30, 2026, the Company owed the Parent $38,768 for these operating costs and expenses.

Certain operating costs and expenses are incurred by Mariner Wealth Advisors, LLC. Cost are allocated monthly based on actual expense incurred. The Company paid Mariner Wealth Advisors, LLC $69,546 during the year ended June 30, 2026. As of June 30, 2026, the Company owed Mariner Wealth Advisors, LLC $30,152 for these operating costs and expenses.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition and in other expenses on the statement of income. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition or results of operations of the Company

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

## NOTE 7 – SEGMENT REPORTING

The Company has determined that it operates in a single reportable segment—investment advisory services—in accordance with ASC 280, Segment Reporting. The chief operating decision maker (“CODM”), who is the Company's Chief Compliance Officer, reviews financial for purposes of making operating decisions, allocating resources, and assessing performance.

All operations are managed and evaluated as a single business segment because the services provided are similar in nature, the customer base is similar, and the economic characteristics of the services are alike.

Performance of the segment is evaluated based on net income, as presented in the accompanying statement of income. Asset information reviewed by the CODM is based on the Company's total assets as reported in the accompanying statement of financial condition.

As the Company has only one reportable segment, separate segment financial information is not presented.

## NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued, and no events have been identified which require financial statement disclosure.

SUPPLEMENTAL INFORMATION

**SCHEDULE I**

**W.G. SECURITIES, LLC**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**JUNE 30, 2026**

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Accrued expenses | $ 65,000 | |
| Unearned revenue | 80,000 | |
| Due to related party | 68,920 | |
| | $ 213,920 | |
| NET CAPITAL: | | |
| Member's capital | | $ 5,701,797 |
| ADJUSTMENTS TO NET CAPITAL | | |
| Nonallowable assets | | (14,559) |
| NET CAPITAL AS DEFINED | | $ 5,687,238 |
| NET CAPITAL REQUIREMENT: | | 14,261 |
| NET CAPITAL IN EXCESS OF REQUIREMENT: | | $ 5,672,977 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .04 to 1 |

There are no material differences between the computations above and the computation included in the Company's corresponding unaudited Form X-17A Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

**SCHEDULE II**

**W.G. SECURITIES, LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**JUNE 30, 2026**

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BYRNE & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of W.G. Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 15c3-3, in which (1) W.G. Securities, LLC (“the Company”) identified that it is filing the exemption report to be in compliance with 17 C.F.R. 240.17a-5(d)(1) and (4). W.G. Securities, LLC does not claim exemption under paragraph (k) of 17 C.F.R. 240 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to private placement of securities and merger and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers ; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. W.G. Securities, LLC’s management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Securities, LLC’s compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

Byrne & Company

Corona Del Mar, CA
August 18, 2026

## WG Securities, LLC

## Exemption Report

**WG Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I Scott Stewart swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Scott Stewart
Managing Member